MANAGEMENT’S DISCUSSION AND ANALYSIS

May 5, 2008

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2008 and 2007 and the audited financial statements and MD&A for the year ended December 31, 2007 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F can be found in the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) database at www.sec.gov.

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Non-GAAP Measures

This document contains the term “cash flow from operations” and “cash flow from continuing operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (GAAP). Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations and cash flow from continuing operations may not be comparable to similar measures used by other companies.

Discontinued Operations

During 2008, TransGlobe committed to a plan to dispose of its Canadian segment of operations to allow the Company to focus its continuing operations on the development of its Middle East/North Africa assets. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating results from discontinued operations”.

Reconciliation of Cash Flow from Operations and Cash Flow from Continuing Operations

	Three Months Ended March 31
(000s)	2008	2007
Cash flow from operating activities	$16,316	$11,529
Changes in non-cash working capital from continuing operations	1,645	1,105
Changes in non-cash working capital from discontinued operations	(88)	(624)
Cash flow from operations	17,873	12,010
Less: Cash flow from discontinued operations	4,709	3,604

Cash flow from continuing operations	$13,164	$8,406

Netback is a non-GAAP measure that represents revenue net of royalties, operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel (“Bbl”) of crude oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK

TransGlobe has projected a 2008 capital budget of $58.6 million (excluding acquisitions).

  In Q1-2007, the Company spent $7.4 million of the capital budget, before acquisition.

The Company has increased production guidance to average 7,300-7,500 Boepd for 2008 (previously 6,900-7,100 Boepd).

  Production volumes were 7,845 Boepd in Q1-2008. Production volumes from continuing operations were 6,322 Boepd in Q1-2008.
  Production volumes averaged approximately 8,720 Boepd in April, comprised of 7,270 Bopd from continuing operations and 1,450 Boepd from the Canadian assets.

The Company has increased cash flow from operations guidance for 2008 to $68.0 -$70.0 million (previously $53.0 -$57.0 million), based on an average dated Brent oil price of $100.00/Bbl (previously $80.00/Bbl) for the balance of 2008.

  Cash flow from operations in Q1-2008 was $17.9 million.
  As of March 31, 2008, the year-to-date dated Brent oil price has averaged $96.90/Bbl and TransGlobe’s realized gas price has averaged C$8.46/Mcf.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2008	2007
($000s, except per share, price
and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1
Total Operations

Average production volumes (Boepd)*	7,845	6,837	5,227	5,353	5,175
Average sales volumes (Boepd)*	7,845	6,837	5,227	5,353	5,341
Average price ($/Boe)	84.63	75.83	67.04	63.68	53.58
Oil and gas sales	60,420	47,699	32,240	31,016	25,754
Oil and gas sales, net of royalties	35,915	29,343	20,764	20,553	17,251

Cash flow from operations**	17,873	13,944	13,373	12,814	12,010
Cash flow from operations per share
- Basic	0.30	0.23	0.22	0.22	0.20
- Diluted	0.30	0.23	0.22	0.21	0.20

Net income (loss)	4,458	(719)	5,198	2,343	5,980
Net income (loss) per share
- Basic	0.07	(0.02)	0.09	0.04	0.10
- Diluted	0.07	(0.01)	0.08	0.04	0.10

Total assets	249,401	204,219	202,718	125,664	118,981

Continuing Operations

Average production volumes (Boepd)*	6,322	5,333	3,830	3,964	3,892
Average sales volumes (Boepd)*	6,322	5,333	3,830	3,964	3,892
Average price from continuing operations ($/Boe)	90.49	83.14	74.72	69.42	57.14
Oil and gas sales	52,064	40,788	26,326	25,041	20,016
Oil and gas sales, net of royalties	29,348	23,600	15,793	15,632	12,603

Cash flow from continuing operations **	13,164	9,334	9,257	9,072	8,406
Cash flow from continuing operations per share
- Basic	0.22	0.16	0.16	0.15	0.14
- Diluted	0.22	0.15	0.15	0.15	0.14

Net income (loss)	2,390	(2,260)	4,205	1,453	5,136
Net income (loss) per share
- Basic	0.04	(0.04)	0.07	0.02	0.09
- Diluted	0.04	(0.04)	0.07	0.02	0.08

*	The differences in production and sales volumes result from inventory changes.
**

Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

Cash flow from operations and net income increased to $17.9 million and $4.5 million, respectively, in Q1-2008 compared with Q4-2007 mainly as a result of a 15% increase in sales volumes and a 12% hike in average commodity prices.

CORPORATE ACQUISITION

The Company further expanded its Egyptian operations in the first quarter through a corporate acquisition financed through bank debt of $40.0 million, plus cash on hand. The Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. GHP holds a 30% working interest in the West Gharib Concession area in the Arab Republic of Egypt (“Egypt”). With the acquisition of GHP, the Company holds a 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with a working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The adjustment date of the acquisition is September 30, 2007, with all changes in working capital to February 5, 2008 (the closing date), including oil production from September 30, 2007 to February 5, 2008, recorded as a purchase price adjustment. Oil produced after February 5, 2008 is recorded as TransGlobe production.

2008 VARIANCES

		$Per Share	%
	$000s	Diluted	Variance
Q1-2007 net income	5,980	0.10
Cash items
Volume variance	20,368	0.34	341
Price variance	11,681	0.19	195
Royalties	(15,303)	(0.25)	(256)
Expenses:
Operating	(2,560)	(0.04)	(43)
Realized derivative loss	(1,504)	(0.02)	(25)
Cash general and administrative	(996)	(0.02)	(17)
Current income taxes	(5,230)	(0.09)	(87)
Realized foreign exchange loss	(63)	-	(1)
Interest on long-term debt	(1,681)	(0.03)	(28)
Other income	46	-	1
Cash flow from discontinued operations	569	0.01	10
Total cash items variance	5,327	0.09	90
Non-Cash items
Unrealized derivative loss	(2,448)	(0.05)	(41)
Depletion, depreciation and accretion	(4,983)	(0.08)	(83)
Stock-based compensation	(46)	-	(1)
Amortization of deferred financing costs	(27)	-	-
Non-cash income from discontinued operations	655	0.01	11
Total non-cash items variance	(6,849)	(0.12)	(114)

Q1-2008 net income	4,458	0.07	(24)

Net income decreased 24% in Q1-2008 compared with Q1-2007 mainly as a result of a $2.4 million unrealized derivative loss in the quarter.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other

		March 31,	March 31,	%
		2008	2007	Change
Egypt - Oil sales*	Bopd	2,432	-	-
Yemen - Oil sales	Bopd	3,890	3,892	-
Total continuing operations – daily sales volumes	Bopd	6,322	3,892	62
Canada - Oil and liquids	Bopd	376	420	(11)
- Gas sales	Mcfpd	6,882	6,177	11
Canada	Boepd	1,523	1,449	5
Total Company – daily sales volumes	Boepd	7,845	5,341	47

*Egypt includes the operating results of GHP for the period February 5, 2008 to March 31, 2008. In that period, production averaged 1,009 Bopd for a quarterly average of 621 Bopd.

Total Netback

		Consolidated
		March 31, 2008	March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	60,419	84.63	25,754	53.58
Royalties and other	24,504	34.32	8,503	17.69
Current taxes	7,232	10.13	2,002	4.16
Operating expenses	5,781	8.10	2,408	5.01

Netback	22,902	32.08	12,841	26.72

Netback from Continuing Operations

		Consolidated
		March 31, 2008	March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	52,064	90.49	20,016	57.14
Royalties and other	22,716	39.48	7,413	21.16
Current taxes	7,232	12.57	2,002	5.72
Operating expenses	3,923	6.82	1,364	3.89

Netback	18,193	31.62	9,237	26.37

3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Segmented Net Operating Results

In Q1-2008 the Company had producing continuing operations in two geographic areas, segmented into Egypt and the Republic of Yemen (“Yemen”), and producing operations in Canada, which are held for sale. The MD&A for the continuing operations will follow. Please refer to “Operating Results from Discontinued Operations” for the MD&A on the Canadian segment.

Egypt

	March 31, 2008		March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	17,626	79.63	-	-
Royalties and other	7,561	34.16	-	-
Current taxes	3,124	14.11	-	-
Operating expenses	711	3.21	-	-

Netback	6,230	28.15	-	-

The netback for Egypt for Q1-2008 includes average quarterly production of 621 Bopd from the GHP acquisition that closed on February 5, 2008 and 1,811 Bopd from the acquisition of Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc. (“Drucker”) that was completed in Q3-2007. The average selling price during that period for this production was $79.63/Bbl, which represents a gravity/quality adjustment of approximately $17.27/Bbl to an average dated Brent price for the period of $96.90/Bbl.

Yemen

	March 31, 2008		March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	34,438	97.29	20,016	57.14
Royalties and other	15,155	42.81	7,413	21.16
Current taxes	4,108	11.60	2,002	5.72
Operating expenses	3,212	9.07	1,364	3.89

Netback	11,963	33.81	9,237	26.37

In Yemen, netback increased 30% in the first three months of 2008 compared with the same period of 2007 primarily as a result of oil sales increasing by 72%. The increase in sales was mainly due to oil prices growing by 70% over Q1-2007. Sales volumes remained constant in Q1-2008 compared with Q1-2007.

  Royalty and current income tax costs increased 86% mainly as a result of higher commodity prices. Royalties and taxes as a percentage of revenue increased to 56% in Q1-2008 compared with 47% in Q1-2007. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSAs allow for the recovery of operating and capital costs through a reduction in MOM take of oil production.

  Operating expenses on a Boe basis increased 133% to $9.07/Bbl in Q1-2008 compared with $3.89/Boe in Q1-2007 mainly as a result of declining production in the Tasour field and 2006 adjustments made by the Block S-1 Operator, reflected in the March 31, 2007 operating expenses.

COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The Company has fair-valued these hedging transactions. As at March 31, 2008, the estimated fair value of the unrealized hedging transactions is a liability of $9.5 million, which results in an unrealized $2.4 million loss being recorded to the income statement for the quarter ended March 31, 2008 (2006 - $0.04 million gain). The estimated fair market value at March 31, 2008 was based on a dated Brent oil price of $100.30/Bbl.

Period	Volume	Type	Dated Brent Pricing
Put-Call
Crude Oil
September 1, 2007-August 31, 2008	15,000 Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
November 1, 2007-March 31, 2008	5,000 Bbls/month	Financial Collar	$65.00-$89.35
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The hedging program was expanded significantly in September 2007 to protect the cash flows from the added risk of commodity price exposure following a marked increase in TransGlobe’s debt levels resulting from the Dublin and Drucker acquisitions.

The total volumes hedged per year are listed below:

	9 months
	2008	2009	2010
Bbls	227,000	221,000	96,000
Bopd	825	605	263

4

MANAGEMENT’S DISCUSSION AND ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	March 31, 2008		March 31, 2007
(000s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	2,509	3.51	1,471	3.07
Stock-based compensation	314	0.44	268	0.56
Capitalized G&A	(508)	(0.71)	(478)	(1.00)
Overhead recoveries	(43)	(0.06)	(58)	(0.13)

G&A (net)	2,272	3.18	1,203	2.50

General and administrative expenses increased 89% (27% increase on a sales Boe basis) in the first three months of 2008 compared with the same period in 2007. The G&A per Boe is higher mainly as a result of increased production from the West Gharib acquisitions. Higher staffing levels and higher fees caused by increased compliance requirements also contributed to rise in total G&A expense for the Company.

DEPLETION, DEPRECIATION AND ACCRETION

	March 31, 2008		March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Egypt	4,927	22.26	12	-
Yemen	3,062	8.65	2,994	8.55

	7,989	13.89	3,006	8.55

In Egypt, depletion, depreciation and accretion (“DD&A”) increased to $4.9 million in Q1-2008 due to DD&A charges on new production from the West Gharib PSC in Egypt. The high DD&A costs per Boe result from the fact that DD&A is depleted on proved reserves, while the purchase price for the Egypt acquisitions was based on proved plus probable reserves. This DD&A rate per Boe will decrease as the probable reserves are converted to proved reserves.

In Yemen, DD&A on a Boe basis remained essentially flat in Q1-2008 over Q1-2007.

In Egypt and Yemen, unproven property costs of $9.9 million and $6.5 million, respectively, were excluded from costs subject to depletion and depreciation.

CAPITAL EXPENDITURES/DISPOSITIONS

	Q1-2008	Q1-2007
(000s)	$	$
Egypt	3,318	2,189
Yemen	2,947	4,120
	6,265	6,309
Acquisition	36,601	-

Total	42,866	6,309

In Egypt, the Company drilled two wells at Hana in the West Gharib area during the quarter. In February 2008, the Company acquired the shares of GHP that holds a 30% working interest in the West Gharib PSC and valued the property, plant and equipment of GHP at $36.6 million. Goodwill of $3.4 million was recorded.

In Yemen, the Company drilled two wells on Block 32 and completed a 3-D seismic program on Block 72 in the quarter.

OUTSTANDING SHARE DATA

As at March 31, 2008, the Company had 59,766,539 common shares issued and outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2008 and 2007:

5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sources and Uses of Cash

	Three Months Ended March 31
($000s)	2008	2007
Cash sourced
Cash flow from continuing operations*	13,164	8,406
Increase in long-term debt	40,000	-
Exercise of options	402	333
Other	7	(33)
	53,573	8,706
Cash used
Exploration and development expenditures	6,265	6,309
Acquisition	44,218	-
Bank financing costs	1,148	-
Options surrendered for cash payments	256	-
	51,887	6,309
Net cash from continuing operations	1,686	2,397
Net cash from discontinued operations	1,719	850
Changes in non-cash working capital	(4,199)	(5,007)
Increase (decrease) in cash and cash equivalents	(794)	(1,760)
Cash and cash equivalents – beginning of period	12,729	8,836

Cash and cash equivalents – end of period	11,935	7,076

*	Cash flow from continuing operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures and the GHP Acquisition in the first quarter of 2008 was provided by cash flow from operations, working capital and long-term debt.

Working capital is the amount by which current assets exceed current liabilities. At March 31, 2008 the Company had working capital of $15.4 million (December 31, 2007 - $5.5 million) including discontinued operations. Accounts receivable increased due primarily as a result of the GHP Acquisition in Q1-2008 and revenue receivable in Egypt. These receivables are not considered to be impaired. Accounts payable increased due to the GHP Acquisition and increased drilling activity in Egypt. The current portion of long-term debt includes the $48.0 million Term Loan that is to be repaid with the proceeds resulting from the disposition of the Canadian assets.

During February 2008, the Company increased its Term Loan of $8.0 million to $48.0 million. At March 31, 2008, the Revolving Credit Agreement of $50.0 million was fully drawn and $48.0 million was drawn against the Term Loan.

($000s)	March 31, 2008	December 31, 2007
Revolving Credit Agreement	50,000	50,000
Term Loan Agreement	48,000	8,000
	98,000	58,000
Unamortized transaction costs	(2,399)	(1,315)
	95,601	56,685

Current portion of long-term debt	48,000	4,727

Long-term debt	47,601	51,958

The Company expects to fund its approved 2008 exploration and development program of $58.6 million ($7.4 million incurred to March 31, 2008) through the use of working capital and cash flow. The use of additional debt or equity financing during 2008 may also be utilized to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Subsequent to March 31, 2008, the Company repaid $55.0 million of the long-term debt with the proceeds from the disposition of the Canadian assets and cash on hand.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	10,342	10,342	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	-	50,000	-	-
Term Loan Agreement	Yes-Liability	48,000	48,000	-	-	-
Office and equipment leases	No	869	339	530	-	-
Minimum work commitments[3]	No	12,900	500	5,800	6,600	-

Total		122,111	59,181	56,330	6,600	-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at March 31, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pursuant to the East Hoshia Development Lease in Egypt, the Company and its partners have committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Pursuant to the PSA for Block 72, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period. The remaining commitment to TransGlobe is $0.5 million. This period has been extended to January 12, 2009 and applies to exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the bid awarded for Block 75, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1 in Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $0.3 million.

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following represent results of operations from Canadian assets which have been designated as discontinued operations.

Net Operating Results

Canada

	March 31, 2008		March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	1,632	91.18	1,079	52.36
Gas sales ($ per Mcf)	5,300	8.46	3,742	6.73
NGL sales	1,362	83.65	810	47.26
Other sales	61	-	107	-
	8,355	60.30	5,738	44.00
Royalties and other	1,788	12.91	1,090	8.36
Operating expenses	1,858	13.40	1,044	8.01

Netback	4,709	33.99	3,604	27.63

The netback in Canada increased 31% in the three months ended March 31, 2008 compared with the same period in 2007 primarily as a result of a 46% increase in sales offset by higher royalty costs; and higher operating costs per Boe in Canada, where cost pressures for services continued, and an increased number of workovers.

DD&A

	March 31, 2008		March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Canada	2,723	19.66	2,686	20.60

In Canada, DD&A decreased 5% per Boe to $19.66 in Q1-2008 compared with $20.60 in Q1-2007. DD&A was not recognized on the Canadian assets after the held for sale criterion had been met.

Future Income Taxes

The future income recovery included in net income from discontinued operations was $0.1 million in Q1-2008 (Q1-2007 expense of $0.1 million); this cost relates to a non-cash expense for taxes to be paid in the future as Canadian tax pools reverse.

Capital expenditures

	Three Months Ended	Three Months Ended
($000s)	March 31, 2008	March 31, 2007
Canada	1,140	3,900

SUBSEQUENT EVENT

On April 15, 2008, TransGlobe entered into an agreement to sell all of its Canadian oil and gas assets for C$56.7 million, effective January 1, 2008. The gain on the sale is projected to be approximately $4.7 million. The closing of the transaction occurred on April 30, 2008, subject to standard and customary closing conditions. The Company repaid $55.0 million of debt with the proceeds from the sale and cash on hand.

7

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentations, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

8